Filed by Trek Resources, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No: 0-32491
Subject Company: Trek Resources, Inc.

Thursday, September 26, 2002
Press Release

Trek Announces Potential Merger

DALLAS, September 24, 2002/ PRNewswire / -- Trek Resources, Inc. (OTCBB: TKRD) ("Trek" or the "Company") announces that the Company has begun discussions with a third party regarding a potential merger of Trek with or into a wholly-owned subsidiary of the third party. If approved by the Company's board of directors and stockholders, as currently proposed, the Company's stockholders would receive consideration of approximately $0.13 per share if the potential merger is consummated.

Neither the Company nor the third party have entered into any type of binding agreement or arrangement with respect to the potential merger. There can be no assurance that the potential merger will be consummated with the third party, that it will be consummated in the form currently proposed, that the stockholders will receive the consideration as currently proposed or that the Company will engage in a similar type of merger or related transaction with any other party.

This press release shall not constitute an offer or a solicitation of an offer to buy or sell any securities of the Company or a solicitation regarding the potential merger.

About Trek: Trek is a Dallas-based domestic oil and gas acquisition and production company with oil and gas assets principally in Texas and Oklahoma. Trek operates approximately 240 producing wells. More information about Trek may be found at the Company's web site, www.trekresources.com.

IMPORTANT INFORMATION: In the event that the potential merger proceeds, the Company intends to file a proxy statement regarding the potential merger with the SEC. Investors and security holders are advised to read any proxy statement regarding the potential merger, when and if the potential merger proceeds and such proxy statement is filed, because it will contain important information about the Company and the merger. Investors and security holders may obtain free copies of any such proxy statement (when and if it becomes available) and other documents filed by the Company with the SEC at the SEC's web-site at www.sec.gov. Investors and security holders are urged to read the proxy statement (when and if it becomes available) and other documents filed by the Company with the SEC before making any voting or investment decision with respect to the merger.

Trek and directors Michael E. Montgomery, Dewain V. Hill, Harold H. Ginsburg and Kenneth R. Smith, and certain other Trek executive officers may be deemed to be participants in the solicitation of proxies from stockholders in favor of the potential merger, when and if the potential merger proceeds. The other officers of Trek that may be participants in the solicitation of proxies from stockholders in connection with the potential merger have not been determined as of the date of this filing. Stockholders may obtain additional information about the interests of the participants by reading any proxy statement (when and if it becomes available) that may be filed in connection with the potential merger.

FORWARD-LOOKING STATEMENTS: This press release contains certain forward-looking statements. These forward-looking statements include information about possible or assumed future results of the Company's operations. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. When statements in this press release contain any of the words "believes," "expects," "intends," "anticipates," or similar expressions, the Company is making forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Factors that might cause such a difference include those detailed from time to time in the Company's filings with the SEC.

CONTACT:

Michael E. Montgomery

214-373-0318 or sarahmont@trekresources.com